

Southeastern Roastery

Minority-Woman Owned Specialty Coffee Roastery

February, 2020



SOUTHEASTERN
ROASTERY

Mindfully curating the senses

Our raw coffee beans must be certified by the Specialty Coffee Association, implement programs or projects geared toward women's issues, or be owned or operated by women. Our coffees are largely sourced from women-led import companies.

Why Us?

Southeastern Roastery provides high quality coffee sourced by women importers and producers supporting equitable gender inclusion.

Southeastern Roastery works inclusively, leading by example to show how business and social values thrive in diversity.

Southeastern Roastery knows solid networks and economic prosperity are key for sustainable well-being and actively supports these community led efforts through coffee.



onelovemassive
RISE Demonstration Center
HOME Renewal for Real
The Main Event – 10am-3pm
Panel Discussion – 10:30am-noon
4/15
4/17
4/20
Ngopi Sore
(ngo-pii so-ré: Afternoon Coffee)
Indonesian coffee cupping and teaser preview
Legacy of Java directed
by
Budi Kurniawan
April 13th 2018
3:00-6:00pm
Indonesian Embassy
2020 Massachusetts Avenue NW
Washington, D.C. 20036

Concerns we address through product

- Health - Emphasize importance on healthy drinking patterns, providing products with maximum flavor with less need for unhealthy fillers

- Inclusivity - Use coffee as a conduit for concepts of mindfulness in our thoughts, senses, and actions

- Economic security* - Support equitable agricultural value chains to reduce risks in economic security

*References: UN Commission on Status of Women (March 8, 2018) and The COSA Measuring Sustainability Report (2009-2013)

We address our concerns by



Creating sweet, feminine-forward roasting profiles with maximum flavor, needing no fillers


Coffee
Coffee

Bringing customers sensory experiences through site, sound, touch, and taste


EK COFFEE
MRK 2019
AWAY NIGHTMARES
UNNAN
GLE ORIGIN COFFEE
MEDIUM ROAST
WHOLE BEAN
MAEKCOFFEE.COM
STREETCAR 82 BREWING CO.

Partnering with communities commonly under-represented in food and beverage

Our approach to business implementation

Import, via direct trade, high quality green coffee

Mindfully roast to pull distinct flavor characteristics

Offer wholesale and retail coffee and sense experiences



Southeastern Roastery Account growth: 2016 to 2019

Data as of December, 2019



Growth Projections ($ US): 2019-2023



Projected 2020 needs for

- Roaster move ($2,500)

- Roastery startup, ($12,500)

- Staffing, ($92,000)







Coffee Market

Current Market Size and Providers

1. US - 80% of adults drink coffee at 18 gallons/capita (5.34 trillions gallons or 57.6 trillion 12oz cups)

2. DC area est. - 6,662,131 12oz cups ($2,220,708) or 347,000 16oz wholebean bags ($4,510,421)

3. US - Folgers (38%), Maxwellhouse (33%), Sara Lee brands (10%), private market (8%) , 11% open

4. DC area - Swings, Ceremony, Counter Culture, Vigilante, Compass, Qualia, Nagadi, Lost Socks, **Southeastern Roastery**, Small Planes, Grace Street

Reference: www.columbia.edu/~en2198/papers/coffeeUSDA.pdf and 2017 US Census Bureau; data per year for most recent available

DC/MD/VA Customer Segment*

Primary

1. **Restauranteurs (est. 2,223)**
2. **Hoteliers (est. 132)**
3. **Social Clubs**
4. **Private/public institutions (example: 26 hosp. & univ.)**
5. **Conventions (1,027)**

Secondary

1. Boutique coffee shops and cafes (1/6 retail spaces in DC, 293 to open in 2018 per JLL real estate)
2. Grocery/ retail
3. Residents (693,972)
4. Visitors (20 million, domestic)

*Current customer segment is based on business service area and infrastructure constraints. Reference: washington.org (most recent data) and https://wtop.com/business-finance/2018/

Southeastern Roastery Specialty Coffee

 Responsibly and ethically source specialty green coffee

 Offer full sensory experiences and pairings

 Support economic inclusivity and equity

Who Makes it Happen ?

 **Candy Schibli**
Owner/ Head Roaster

Business Development

 **Jenny Kassan Consulting**
Attorney

 **Advisory Board**
Paula Edme, NAACP

Samuel Demetis, KEFFA Coffee

Van Henderson, former Business Director

 **Finance Support**
Lakia Bourne, Accounting

Michele Hallman, Tax Attorney

 **Contact**
Candy Schibli

candy@southeasternroastery.com

202-386-8010

Instagram: @southeasternroastery

Facebook: /southeasternroastery